February 21, 2013

Ms. Jennifer Gowetski

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:         Southern States Sign Company

Form 8-K

Filed November 7, 2012

File number 333-171842

Dear Ms. Gowetski:

Reference is made to the letter dated December 10, 2012 (the “Comment Letter”) to Mr. Antonio Conte, Chief Executive Officer of Southern States Sign Company (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 8-K filed by the Company with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.	Please update your company contact information in EDGAR to provide your current contact information.

In response to the Staff’s comment, we have updated the Company’s contact information in EDGAR.

2.	We note that the accounting firm that audited the most recent Form 10-K filed by Southern States Sign Company are not the same as the independent auditors of Conte Rosso & Partners S.R.L Group. Please tell us whether you plan to change auditors as a result of the reverse merger transaction. If so, please revise your filing to include the information required by Item 304 of Regulation S-K.

We are in the process of hiring a U.S. PCAOB certified audit firm to complete the audit for the fiscal year ending December 31, 2012. We will file the appropriate Form 8-K when we have hired the audit firm.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

3.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

a.	How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The books and records of Conte Rosso & Partners Srl (hereinafter “CR&P” or “the Group”) and all its subsidiaries are maintained on the basis of Italian GAAP, in accordance with Italian law, as these companies are incorporated and operated in Italy.

Once the financial statements are prepared under Italian GAAP we convert the statements to U.S. GAAP by reviewing each account on the balance sheet and Statement of Operations to identify if any adjustment or reclassification is needed for U.S. GAAP. In addition, we review any transactions related to the purchase or disposition of an asset to ensure that it is accounted for under U.S. GAAP.

In December 2012 we hired Profit Planners Management, Inc., a company based in the US that is specialized in SEC reporting, and has implemented a checklist control for U.S. GAAP and SEC disclosure for the future filings of the Company.

About SOST

The books and records of the Company are maintained by a US firm in accordance with U.S. GAAP.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

b.	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

The background of the personnel involved in our financial reporting is as follows:

Our Italian GAAP financials are reviewed by a CPA specialized in Italian GAAP and real estate companies. He has 23 years of experience in public practice. He is required to complete 30 hours of training annually. This CPA is paid as a consultant and spends approximately 40 hours per month on our financial accounting.

The Italian GAAP statements are then converted to U.S. GAAP by an Italian CPA. This CPA besides providing accounting and business advisory services for 22 years, is a Professor in Accounting, Corporate Finance, and Investment Management in several Italian Universities courses/Masters.

Prior to providing consulting services this CPA was a manager at Telecom Italia (4 years), dedicated to business planning, financial statements and internal control reporting, for Italian and international Stock Exchange Regulators issues.

Prior to working with Telecom Italia he was with KPMG for six years, in their Corporate Finance solutions.

This CPA is required to take 90 hours of continued education and has taken courses in U.S. GAAP and U.S. GAAP comparison to IAS/IFRS.

This CPA is a consultant and has spent 400 hours at a cost of € 50,000.

In December 2012, the Company hired Profit Planners Managements, Inc. (“PPMT”) located at 350 Madison Avenue, New York, New York 10017.

PPMT provides SEC and U.S. GAAP consulting services. Specifically, the CPA that is dedicated to CR&P has advised several companies on reverse mergers, S1, 10Ks and 10Qs. He started his career with Ernst & Young in New York and spent 8 years in its entrepreneur group. During that time he worked on several IPOs and publicly traded companies as an auditor and advisor. After he left Ernst and Young he became the corporate controller and then CFO for a Nasdaq traded company. Subsequently he was the founder of the consulting firm that provides SEC and Accounting services to public companies and private companies that want to go public. We believe that PPMT is very qualified given their experience with U.S. publicly traded companies and the fact that they were recommended by a large PCOAB certified firm who has worked with them on several occasions in the past. After we received the SEC comment letter, we hired PPMT in December 2012 to assist us in responding to the SEC comments and to provide us with the expertise on the SEC reporting.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

As of December 31, 2012, we have not paid PPMT and we expect that PPMT will spend a significant amount of time in the first six months as we continue to refine our processes and build out our internal financial accounting, recording and reporting infrastructure and disclosure controls and procedures.

c.	Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

The Board at its first meeting in December 2012 constituted an audit committee of which membership included Mr. Marco Milli, Mr. Charles Gargano and Mrs. Dorothy Herman. Mrs. Herman has served as CEO of Prudential Douglas Elliman, the #4 ranked real estate company in the United States. Mr. Gargano was appointed by Governor George Pataki as Chairman and CEO of Empire State Development Corporation and Vice-Chairman of the Port Authority of New York and New Jersey from 1995 to 2007. Mr. Gargano has knowledge of and experience with U.S. GAAP.

Item 1.01 Entry into a Material Definitive Agreement

The Acquisition, page 1

4.	Please revise your disclosure in this section to more specifically describe the share exchange and reverse merger, including a discussion of the consideration received by the SOST shareholders in connection with the transaction, how the consideration was determined and when negotiations began between SOST and CR&P. Refer to 1.01(a)(2) of Form 8-K.

In response to the Staff’s comment, we have revised the disclosure on page 1 to include the requested information.

5.	Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

In response to the Staff’s comment, we have revised the disclosure on page 1 to include the requested information.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets

Acquisition, page 1

6.	Please revise in this section to provide the identity of the persons holding interest in CR&P and the “other existing shareholders” or advise. Please refer to Item 2.01(c) of Form 8-K.

As requested by the Staff, we have disclosed the names of the CR&P Shareholders and the fact that neither CR&P Shareholder had a prior relationship with the Company prior to the Share Exchange. With regard to the ”other existing shareholders,” we disclose that Paolo Conte is the brother of Antonio Conte.

Form 10 Disclosure

Business

Overview, page 3

7.	Please provide the material terms of your management agreements, including a more detailed description of the fee structure for such arrangements, any termination rights or fees and any capital or fixed asset requirements. Revise to discuss how you calculate the guaranteed minimum rent and the variable amount linked to the gross operating profit. Please also attach the management agreements as exhibits or tell us why you do not consider the agreements to be material to your operations.

In response to the Staff’s comment, we have revised the disclosure on page 3 to include the requested information. In addition, we have attached as exhibits to the Form 8-K, the English translation of the management agreements.

Our Mission, page 4

8.	Please revise to briefly describe how you define properties within the “upscale and luxury hotel” segment. In addition, please revise your disclosure on page 6 to provide detail on each hotel property type in your portfolio (i.e. full service, limited service, extended stay).

In response to the Staff’s comment, we have revised the disclosure on page 4 to include the requested information. For the Staff’s information, we list the services that are provided in our hotels:

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

The three Hotels at Terme di Galzignano (Majestic, Sporting and Splendid) offer the following services to their guests:

✓	Bars and restaurants in each hotel
✓	Natural hot spring sourced thermal area in each hotel
✓	9-hole golf course
✓	‘Al Fresco’ restaurant at the golf Club House
✓	4 covered and uncovered thermal pools with hydro massage and Kneipp pools
✓	2 sports swimming pools
✓	Sauna and thermal grotto
✓	A “Revital Centre” for wellness: beauty treatments, massages, relaxation area
✓	Fitness room with cardio fitness equipment and weights at the Revital Centre
✓	6 tennis courts, boules, beach-volleyball, jogging circuit
✓	Free bicycle hire
✓	Taxi service, car hire and airport transfer service
✓	Laundry service
✓	Babysitting service
✓	Free Wi-Fi connections
✓	10 elegant and functional meeting rooms
✓	Free unpatrolled parking
✓	Parking in garage for a fee
✓	Languages spoken: Italian, German, French, English, Spanish
✓	Security service: Video surveillance Resort entrance and public areas, night security service, antismoke alarms in rooms and public areas.

For further information please visit the Terme di Galzignano website at http://www.galzignano.it/eng/index.html

The Ripa Hotel in Rome can be defined as a Design and City Hotel, and it provides the following services:

✓	7 fully equipped meeting rooms
✓	Bathtub
✓	Hairdryer
✓	Cable/Satellite TV
✓	Air conditioning in rooms
✓	Balcony/Terrace
✓	Soundproof windows
✓	Mini Bar
✓	Safe in room
✓	Concierge services
✓	Room service

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

✓	2 International Restaurants, “Ripa Place” and “La Suite”
✓	Fitness Centre
✓	Babysitting service
✓	Handicapped Parking
✓	Handicapped Access

For further information please visit the hotel website at http://www.worldhotelriparoma.com/

Masseria Santo Scalone, which is currently under refurbishment, will provide similar type and level of services.

Our Business Strategy, page 5

9.	Please supplement your disclosure in this section to discuss your agreed-upon profitability targets with greater specificity.

In response to the Staff’s comment, we have provided the disclosure on page 5 to provide the requested information.

10.	Please revise to clarify if all of your properties have restaurants on site. As applicable, please revise to explain whether you own the restaurants or revise to describe your third party service providers, such as restaurant operators.

In response to the Staff’s comment, we have revised the disclosure on page 5 to include the requested information.

Properties, page 6

11.	Please supplement your disclosure in this section to provide your historical hotel occupancy, including disclosure of the occupancy rate, average daily room rate and revenues per available room for each hotel.

In response to the Staff’s comment, we have revised the disclosure on page 6 to include the requested information.

Government Regulations, page 8

12.	Please revise your disclosure in this section to describe in greater detail the specific existing laws and regulations that may have a significant impact on your business.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

In response to the Staff’s comment, we have revised the disclosure on page 9 to include the requested information.

Risk Factors, page 9

13.	Please revise your disclosure to include a risk factor stating that the PCAOB is not able to inspect the audit reports of your independent auditor, Bompani Audit.

In response to the Staff’s comment, we have revised the disclosure on page 19 to include the requested information.

14.	Please add a risk factor discussing management’s inexperience in running a public company.

In response to the Staff’s comment, we have revised the disclosure on page 16 to include the requested information.

Financial Information

Management’s Discussion and Analysis or Plan of Operation, page 21

15.	Please revise your filing to include all of the disclosures required by Item 10(e) of Regulation S-K as it relates to EBITDA.

We have revised our Management’s Discussion and Analysis to remove the reference to EBITDA.

Recent Developments, page 22

16.	You state on page 22 that, in October 2012, CR&P entered into a preliminary agreement with JSH S.r.l. and its shareholders by which CR&P will acquire not less than a 15% stake in JSH or an equivalent sub-holding company. Please revise to provide the material terms of this transaction, including the consideration provided and quantifying your current stake in JSH.

In response to the Staff’s comment, we have revised the disclosure on page 23 to include the requested information.

Results of Operations

Administrative and Other Costs, page 26

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

17.	Please revise to more specifically describe your “other expenses” and clarify if such amount includes promotional allowances. As applicable, please separately quantify and discuss such allowances or concessions.

We have revised our Statement of Operations to more accurately describe our expenses. We have revised our Results of Operations accordingly. To clarify, we do not have “Promotional Allowances” as we do not operate any of our hotels.

Liquidity and Capital Resources

Future Liquidity Needs, page 34

18.	Please revise to discuss whether you believe your resources will be sufficient to meet your operating requirements for at least the next twelve months.

In response to the Staff’s comment, we have revised the disclosure on page 35 to include the requested information.

19.	Please revise to quantify your anticipated cash uses for the next fiscal year, including estimated development and re-development costs. For example, please discuss in greater detail your plans with respect to the refurbishment of Masseria Santo Scalone and the transition of the Hotel Green Park property to private apartments. For each development or refurbishment project, please disclose the anticipated completion date, costs incurred to date and budgeted costs.

In response to the Staff’s comment, we have revised the disclosure on page 35 to include the requested information.

20.	We note your plans to “refresh [y]our hotel product.” Please also update your disclosure in this section to clarify how your business development efforts will be impacted if you do not secure additional debt or equity financing.

In response to the Staff’s comment, we have revised the disclosure on page 13 to include the requested information.

Directors and Executive Officers, page 35

21.	For each director, revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

In response to the Staff’s comment, we have revised the disclosure on page 39 to include the requested information.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

22.	Please revise to provide disclosure required by Items 404 and 407(a) of regulation S-K or advise. In this regard, we note the reference to the Masoledo receivable on page 22 and the reference to a decrease in related party receivables on page 31.

In response to the Staff’s comment, we have revised the disclosure on page 23 to include the requested information.

Exhibit 99-1

Financial Statements

General

23.	We note your disclosure that your pro forma financial statements are prepared in a different currency from your audited year end and unaudited interim financial statements. Please explain to us how you determined it would be appropriate to prepare pro forma financial statements using a different reporting currency.

In response to the Staff’s comment, we have revised our pro forma financial statements to reflect all in Euros.

24.	Please revise your financial statements to remove all reference to EBITDA. Reference is made to Items 10(e)(1)(ii)(C) and 10(e)(1)(ii)(D) of Regulation S-K.

In response to the Staff’s comment, we have revised our financial statements to remove all references to EBITDA.

25.	Please revise your presentation to provide a separate set of pro forma financial statements with note describing the transactions and underlying accounting treatment of any transactions to which the company is giving pro forma effect and footnotes describing each pro forma adjustment. Reference is made to Article 11 of Regulation S-X.

In response to the Staff’s comment, we have revised our presentation in our pro forma financial statements to provide notes describing the transactions and the underlying accounting treatment of any transactions to which the Company gives pro forma effect and footnotes describing each pro forma adjustment.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

Consolidated Cash Flows

26.	Please explain to us how you determined that the change in real estate held for resale should be classified as an operating activity. Given that the change appears to be the result of the sale of operating properties, it appears that any proceeds from the sale would be more appropriately classified as an investing activity.

We have revised our consolidated cash flow statement to reflect the change in real estate held for resale being classified as an investing activity.

Unaudited Pro Forma Condensed Combined Balance Sheet of Conte Rosso & Partners S.R.L and Southern State Sign Company

27.	Please explain to us why there are no required adjustments to equity as a result of the reverse merger transaction between Conte Rosso & Partners S.R.L and Southern State Sign Company.

We have revised our pro forma financial statements to reflect the required adjustments to equity as a result of the reverse merger. In addition, we have reflected the new shares issued to the shareholders of CR&P in the equity section of the pro forma balance sheet.

Notes to Unaudited Consolidated Financial Statements

28.	It appears that you have included only notes your unaudited consolidated financial statements for the interim six month periods ended June 30, 2012 and 2011. Please provide a full set of footnotes for the audited financial statements.

We have revised the financial statements to include the notes to the financial statements for December 31, 2011 and 2010. In addition, we have updated the notes to reflect all changes as required by the SEC comment letter.

Summary of Significant Accounting Policies

Basis of Presentation

29.	We note your disclosure that certain property valuations conducted by independent experts indicate that there is a potential significant difference between the fair value of your operating properties and the current book value. Please explain to us how you determined this disclosure is appropriate in your audited financial statements. Further, tell us whether the property valuations indicate that the fair value of the properties is higher or lower than the book value. To the extent the fair value is lower than the book value, tell us how you determined the properties were not impaired.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

For the Staff’s information, the fair value of our operating properties is greater than the book value of such properties. As a result, we have removed the disclosure that states “that certain property valuations conducted by independent experts indicate there is a potential significant difference between fair value of operating value and book value”.

For the Staff’s information:

-            Currently, for each property owned by the Group, we have appraisals prepared by independent experts, accredited by the Italian authorities.

-            These appraisals were carried out on different dates, for instance when acquiring of real estate or for financing needs.

-            In addition, although the experts have applied the best valuation methods, these appraisals are affected by differing (and potentially inconsistent) rules for the application of the methodologies, as the appraisals were prepared by different firms.

-            However, all the property evaluations mentioned above indicate that the fair value of the properties of CR&P is higher than the book value. For these reasons, we determined the properties were not impaired to date. In December 2012 we hired an international appraisal firm for the assessment of all properties owned by CR&P. The preliminary results, confirms our own internal analysis that the fair value is more than the book value.

Major acquisitions and divestments

30.	We note that the company has divested of several properties during the periods presented. Please tell us how you have accounted for the properties sold or held for sale. In your response, clarify for us whether you have presented the operations of these properties as discontinued operations in accordance with ASC Topic 205-20-45.

In 2011, the management of CR&P made the decision to take CR&P public. CR&P holdings at this time included Hotels, Energy Projects and Properties for Development. In July, 2012 based on advice of CR&P financial advisors and management’s analysis it was decided that CR&P would be best served by focusing its efforts in the hotel sector by creating a strong Italian Brand of Hotels. As a result of this decision the Company decided to sell off its Energy Projects and Properties that were not hotel related.

We accounted for properties held for sale based on the criteria provided by ASC Topics 360-10-45-9 and 360-10-35-43, concerning long-lived asset classified as held for sale. Consequently, the corresponding values were separately disclosed in the financial statements, as required by ASC Topic 205-20-45-10.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

In particular, with regard to the initial criteria for classification of long-lived assets as held for sale, as provided in ASC Topic 360-10-45-9, we believe that all of the criteria have been met, as follows:

a) Management committed to a plan to sell the assets.

b) The assets are available for immediate sale in their present condition.

c) A program to locate a buyer exists.

d) The sale of the assets is probable, since the sales plan also includes the possibility that the properties may be sold to a related party with a value not less than the carrying value.

e) The assets were being actively marketed for sale at a price that is reasonable in relation to its current fair value.

f) Actions required to complete the plan indicate that is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Accordingly with the ASC Topic 360-10-35-43, properties classified as held for sale were initially measured at lower of its carrying amount or fair value less cost to sell.

In our Statement of Operations we have reflected to expenses relating to assets held for sale as a separate line item below the operating results (we did not have any revenues related to the assets held for sale).

31.	Please explain your basis in U.S. GAAP for allocating a portion of the purchase price of Terme di Galzignano S.p.A. to “badwill”. To the extent the amount represents a bargain purchase gain, tell us how you have applied the guidance in ASC Topic 805-30-25-2 through ASC Topic 805-30-25-4.

We have revised the note to remove the term “badwill” and replace it with “Gain on Bargain Purchase.”

We recognized the value of the bargain purchase gain by applying the measurement technique as provided in ASC Topic 805-30-30-1 and after applying the requirements as provided in ASC Topic 805-30-25-4. In particular, in accordance with the ASC Topic 805-30-30-5, we have reviewed the procedure used to measure the following amounts:

a) The identifiable assets acquired and liabilities assumed.

b) The non-controlling interest in the acquiree.

c) The consideration transferred.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

Property, plant and equipment

32.	Please expand your disclosure to more fully discuss your impairment policy. In your revised disclosure describe when the company tests a property for impairment, the methodology for determining an impairment has taken, and the methodology for calculating the impairment charge required. In your response explain to us in sufficient detail how you determined that you have not been required to test any properties for impairment to date.

We have revised our disclosure for Property Plant and Equipment as follows:

“Property and Equipment—Long-Lived Assets—We evaluate the carrying value of our long-lived assets for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value will be charged to earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals, and, if appropriate, current estimated net sales proceeds from pending offers. We evaluate the carrying value of our long-lived assets based on our plans, at the time, for such assets and such qualitative factors as future development in the surrounding area and status of expected local competition.”

Our impairment policy is essentially based on the guidance provided in ASC Topic 360-10-35-15 / 360-10-35-36, concerning long-lived asset or asset group.

In particular, we recognize an impairment loss only if the carrying amount of our long-lived assets is not recoverable and exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the long-lived assets at the date it is tested for recoverability.

Our acquisition strategy for properties is to purchase properties at a discount to market. We typically buy at a 20% to 30% discount to market. In addition, we typically would renovate the properties to increase the value of the properties and also to command a higher rental rate especially for the hotel properties. For our properties to be tested for impairment the value would have to have dropped by a significant amount and our rental rates would have to decline by a significant amount for it to be impaired. In addition, we test our long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Accordingly with ASC Topic 360-10-35-21, we identified the following criteria to test the recoverability of properties:

-            At least annually or when specifically requested, we monitor the market price of the real estate market for properties with similar characteristics to our properties, based on certified databases used in the best practices.

-            At least annually or when specifically requested, our management team checks the physical condition of the property.

-            At least annually or when specifically requested, our legal counsels monitor and evaluate the legal and regulatory aspects relating to properties.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

-            By considering the features of the assets held by CR&P subject to impairment, we believe it is appropriate to perform such monitoring on an annual basis.

-            With regard to the property used or under construction, our internal monitoring and reporting system is able to forecast the related future construction and operating costs and to monitor any differences between actual and forecast.

Assets and liabilities held for resale

33.	Explain to us how your policy complies with the guidance set for in ASC Topic 205-20.

We have presented all assets and liability held for sale as a separate line item on the balance sheet in accordance with ASC Topic 205-20. The value of our assets held for sale are carried at cost as the current value approximate to what the Company paid for the assets or higher.

In addition, in our Statement of Operations the corresponding expenses and revenue are shown as a separate line item after our Income from Operations.

Goodwill and Other Intangible Assets

34.	We note your disclosure that “the Company doesn’t have the technical and evaluation information to reassess the correct identification of the assets acquired and the liabilities assumed, based on fair value, in application of purchase accounting to our acquisitions, tangible and identifiable intangible assets and liabilities of the acquired entity are recorded at the acquisition costs.” We are unclear how this policy complies with the requirements of U.S. GAAP. Please revise your financial statements to properly account for all property acquisitions in accordance with U.S. GAAP or provide us with a detailed analysis demonstrating that the required adjustments are not material.

We have revised our financial statements and related footnote disclosure as follows:

“Acquisitions—Assets acquired and liabilities assumed in business combinations are recorded on our consolidated balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by us have been included in the consolidated statements of income (loss) since their respective dates of acquisition. In certain circumstances, the purchase price allocations are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when we receive final information, including appraisals and other analyses. There were no contingent payments, options, or commitments specified in any of the following acquisition agreements.”

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

We recognized the value of the goodwill (or bargain purchase gain, if any) by applying the measurement technique as provided in ASC Topic 805-30-30-1 and (if there is a bargain purchase gain) after applying the requirements as provided in ASC Topic 805-30-25-4.

35.	Please explain your disclosure that “where the investment in subsidiary is greater than the net asset value the excess is treated as goodwill arising on consolidation in the balance sheet. Where the investment in subsidiary is smaller than the net asset value the difference is initially recognized as a gain in the first consolidated income statement, then accounted as accumulated earning within equity of the following years.” In your response, explain to us how your policy complies with U.S. GAAP. Cite all relevant accounting literature in your response.

We have revised our disclosure to reflect our policy. The following is our corrected disclosure:

“Acquisitions—Assets acquired and liabilities assumed in business combinations are recorded on our consolidated balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by us have been included in the consolidated statements of income (loss) since their respective dates of acquisition. In certain circumstances, the purchase price allocations are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when we receive final information, including appraisals and other analyses. There were no contingent payments, options, or commitments specified in any of the following acquisition agreements.

Goodwill—We evaluate goodwill for impairment on an annual basis, and do so during the fourth quarter of each year using balances as of the end of September and at an interim date if indications of impairment exist. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount in a two-step process with an impairment being recognized only where the fair value is less than carrying value. We define a reporting unit at the individual property level. When determining fair value in step one, we utilize internally developed discounted future cash flow models, third party appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach we utilize various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates based on the weighted-average cost of capital. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flow, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our capital structure (equity and long-term debt) and is determined at the reporting unit level. Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine, long-term planning process. We then compare the estimated fair value to our carrying value. If the carrying value is in excess of the fair value, we must determine our implied fair value of goodwill to measure if any impairment charge is necessary. The determination of our implied fair value of goodwill requires the allocation of the reporting unit’s estimated fair value to the individual assets and liabilities of the reporting unit as if we had completed a business combination. We perform the allocation based on our knowledge of the reporting unit, the market in which they operate, and our overall knowledge of the hospitality industry.”

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

36.	We note your disclosure that goodwill is subject to at least annual impairment testing. We further note that no impairment tests have been performed on goodwill to date. Given that goodwill is required to be tested for impairment at lease annually, explain to us how you determined it would be appropriate to forego any testing. Cite the relevant accounting literature in your response.

To clarify we have done our own internal analysis on an annual basis using a discounted cashflow model to test our goodwill.

Our goodwill relates to our purchase of the Ripa Hotel in 2008. In 2009, 2010, 2011 and 2012 our occupancy has increased year over year and our rates have increased steadily over that time. As a result our cash flow model has shown an increased value. To further support our internal analysis we had a formal appraisal of the Ripa Hotel done in January 2013 and the fair value based on this appraisal was € 40.900.000,00. This represents an increased value of € 7.060.000 compared to June, 30 2012.

Leasing

37.	We note your disclosure that all the leases of the company and its’ subsidiaries are accounted for as financing leases. Please clarify for us whether you are referring to leases with the company as the lessor or as the lessee. Additionally, tell us where you have included all of the disclosures required by ASC topic 840-30-50.

In our disclosure regarding leases we referred to leases with the Company as the lessee.

The required information for ASC Topic 840-30-50 is contained in Note 11 to Exhibit 99.1 where we have also included a table which sets out the amounts of the assets held and used by capital lease and another table which sets out the schedule of the undiscounted and discounted future minimum lease payments.

Commitments and contingencies

38.	Please provide us with a more detailed description of the guarantees described in your footnote. In your response, tell us how you have applied the guidance in ASC Topic 460.

We have essentially applied the guidance in ASC Topic 460.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

To clarify we do not have any guarantees. We have deleted the language in our footnote.

Revenue Recognition

39.	Please revise your revenue recognition policy note to more fully describe your accounting policies. In your revised disclosure, describe the sources of all the company’s revenues, and the accounting policies specific to rental revenue. Your discussion should include, but not be limited to, the company’s policies as it relates to periodic base rental increases prescribed in lease agreements and timing and recognition of contingent rents. Finally, clarify whether your leases with hotel managers are accounted for as operating or financing leases.

We have added the following disclosure to policy note:

Revenue Recognition

Our revenues are derived from rent we receive according to rental agreements we have in place with a Hotel Management Company. The majority of our rent is fixed and payable monthly. We recognize additional revenues that is variable based on a percentage of the operating profit of our rented hotels.

Taxes

40.	Please revise your disclosure to more fully discuss your accounting policies related to taxes. In addition, explain to us how your policies comply with the requirements of ASC Topic 740. Finally, please revise your financial statements to include all of the disclosures required by ASC Topic 740-10-50.

We have revised our tax policy to disclose more fully our accounting policy. We have also revised our disclosures to comply with ASC topic 740-10-50. Please note that the Company has historically shown losses. As such we have provided a full valuation allowance.

1)	Allowance for doubtful accounts

41.	Please explain to us in greater detail how a contract for the purchase of a real estate property resulted in the company recording an allowance on accounts receivable.

See our response to Item 42 below.

3)	Advance payment on purchase and other current assets

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

42.	Please explain to us in greater detail what is meant by your disclosure that “the Company has also the right to an additional premium on the sale of the property to a third party;” In your response explain to us the nature of the contract and summarize the sections of the agreement that entitle the company to this premium. Finally, tell us how you intend to account for this premium and the sections of U.S. GAAP you have relied upon in arriving at your conclusions.

For the Staff’s information, we summarize below the main aspects of the accounting of the “additional premium”:

In 2008, our subsidiary Carciano Immobiliare, S.r.l. (“Carciano” or “the buyer”) signed an agreement for the purchase of a property held by an independent company (the seller) for an amount of € 38,500,000. This contract provided for the payment of a deposit of € 9,250,000, which was paid by Carciano in the period 2008-2010.

This agreement provides for a penalty payable by either party in the event of a contractual breach. In case of failure to sign the definitive agreement, the penalty chargeable to the guilty party is equal to the deposit paid (€ 9,250,000). The seller breached the agreement by not completing the sale to Carciano because they felt the property had increased in value.

In 2011, the seller refused to transfer the property, consequently, Carciano requested the following payments:

-	the return of the Advance Payments previously paid (€ 9,250,000);
-	the penalty amount referred to above (an additional amount of € 9,250,000).

The seller did not return the advance payment to Carciano before the time limits established by the contract and did not pay the infringement penalty.

During 2011, with the aim to settle the dispute, a new agreement amending some terms of the original agreement, was reached for the refund of the deposit to Carciano (€ 9.25 million, the payment of which was completed in the third quarter of 2012) and for the replacement of the initial fixed amount of the infringement penalty (stated in the preliminary agreement) with a variable amount, essentially based on the external event of selling the property to a third party. The variable amount of the amended penalty is as follows:

-	an amount of € 3,400,000 as long as the property is contracted to be sold to a third party for an amount not less than € 46,650,000 by March 31, 2012;
-	an additional amount equal to the 20% of the difference between the actual amount of the sale to a third party (not less than € 46.650 million) and the amount of the first sale to Carciano, under the preliminary agreement (€ 38.5 million).

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

During 2011, the seller entered into a sale agreement and refunded the initial deposit of (€ 9.250 million) to Carciano, but the seller again refused to pay the variable amount-penalty, resulting in litigation.

As the seller received several bids from third parties, one of which was finalized for the amount of € 47.5 million, the variable amount-penalty to be paid to Carciano amounted to € 5.2 million (€ 3.4 million + 20% of the difference between € 47.5 million and € 38.5 million).

A legal opinion expressed by an independent legal expert essentially stated that the variable amount-penalty is recognizable and accruable as revenue to the income statement and as receivable in the balance sheet statement of Carciano for the fiscal year 2011. The win from the legal dispute is assumed by the legal advisor as more-likely-than-not.

At the same time, due to the difficulty in obtaining payment of such an amount from the seller, as also advised by the legal expert, we believe it was appropriate to recognize an allowance for doubtful account receivable, which amounts to 60% of the variable amount-penalty, equal to € 3,120,000 (60% of € 5.2 million). That percentage comes from an estimate carried out by CR&P’s management on the basis of the negotiations that could lead to definitively resolve the dispute with the seller through a settlement “out of court”, with a significant reduction of the amount due.

We recognize that penalty in the financial statements for the period ended December 31, 2011 on the basis of the requirements stated in the ASC Topic 605-10-25-1 and also on the basis of the SEC Staff Guidance as provided in ASC Topic 605-10-S99-1.

As regards to the allowance for doubtful account, we essentially follow recognizing criteria provided in the ASC Topic 450-20-25-2, regarding loss contingencies, as the following requirements are met:

-            Existence of information about the probability of a receivable impairment loss.

-            The amount of loss can be reasonably estimated, as the likelihood has been indicated by the legal advisor and considered adequate by the auditors.

Moreover, we point out that our policy about litigation contingencies mentioned above takes into account the requirements provided in the ASC Topic 450-20-55-10.

In September 2012 this receivable was spun off as part of the Company divesting all of its non-hotel assets.

7)	Investment in other companies

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

43.	We note your disclosure that the company accounts for investments in other companies at cost. Tell us how you determined that the cost method rather than the equity method of accounting was appropriate. Cite all relevant accounting literature in your response.

Our investments in other companies are as follows:

1)	All of our other investments are less than 20% ownership in the investment company.
2)	All of our investments are in private company (i.e., not traded on any exchange).
3)	We are not the largest shareholder
4)	We do not have any controlling or voting control.
5)	We do not have any board representation.

We follow the guidance of ASC Topic 325-20 concerning Other Investments – Cost Method Investments, we recognize investments in common stock of companies on which the influence of CR&P is not significant by applying the cost method

13)	Bank overdrafts and Long term debt

44.	Please revise your disclosure to provide the outstanding balance of each individual debt instrument.

In response to the Staff’s comment, we have revised the disclosure in Note 11 to Exhibit 99.1 to include the requested information. In addition, we have included a table which sets out the main terms and conditions and the outstanding balances as of December 31, 2011 and 2010 and June 30, 2011 and 2010 of the financial debts.

Form 8-K filed 11/15/12

Financial Statements

General

45.	Please update your pro forma financial statements through the most recently completed quarterly period.

In response to the Staff’s comment, we have updated our pro forma financial statements through the most recently completed quarterly period.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

10)	Other non-current receivables

46.	Please explain to us in greater detail why the Aros S.r.l. subsidiary has been deconsolidated as of September 2012. Cite any relevant accounting literature in your response. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

We have removed the reference to deconsolidated in our notes to the financials. The subsidiary, Aros S.r.l., was divested in September, 2012. Please refer to our footnote “Major Acquisition and Divestment”, where we describe the divestment of Aros and other subsidiaries.

47.	Please update your MD&A to describe all significant operational variances during the quarterly period.

In response to the Staff’s comment, we have updated our MD&A to describe all significant operational variances during the quarterly period.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
February 21, 2013

Sincerely,

Southern States Sign Company

By:	/s/ Antonio Conte
Name: Antonio Conte
Title: Chief Executive Officer

cc:          Christopher S. Auguste, Esq.